EURONAV NV
DE GERLACHEKAAI 20
2000 ANTWERPEN
BELGIUM

December 27, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brian McAllister Raj Rajan

Re:	Euronav NV Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 30, 2019 File No. 001-36810

Ladies and Gentlemen:

Euronav NV (the “Company”) submits this letter in connection with the comments from the staff of the Securities and Exchange Commission received by letter dated December 26, 2019 (the “Comment Letter”) relating to the above referenced filing.

The Company respectfully requests an extension of time until January 20, 2020 to respond to the inquiries contained in the Comment Letter.

Please do not hesitate to contact me with any concerns you may have regarding the timetable described above.  Thank you for your consideration.

Very truly yours,

EURONAV NV

By:	/s/ Egied Verbeeck
Name:	Egied Verbeeck
Title:	General Counsel